Legacy Reserves GP, LLC
303 W. Wall Street, Suite 1400
Midland, Texas 79701
January 13, 2009
Via U.S. Mail and EDGAR
Mr. Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Legacy Reserves LP (the “Partnership”)
Form 10-K for the fiscal year ended December 31, 2007, as amended
Filed March 14, 2008
Response Letter dated December 11, 2008
File No. 1-33249
Ladies and Gentlemen:
     This letter sets forth the response of the Partnership to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 8, 2008 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the year ended December 31, 2007. For your convenience, we have repeated the Staff’s comment exactly as expressed in the Comment Letter, and set forth below such comment is the Partnership’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Consolidated Statements of Operations, page F-5
1.	Your response to comment number two from our letter dated November 26, 2008 explains that “... in evaluating an investment in the Partnership, an investor would not put the same weight on unrealized gains and losses from commodity derivatives as such investor would on realized gains and losses because the realized portion represents cash settlements during the reporting period (and thus impacts the ability of the Partnership to pay distributions to unitholders), where the unrealized portion reflects the fair value

Mr. Mark Wojciechowski
United States Securities and Exchange Commission
January 13, 2009

measured at the end of statement period based on closing futures prices.” At this time we are not in a position to agree with your conclusions, and continue to believe you should modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, and provide further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses within the notes to the financial statements.
     Response: In accordance with the Staff’s comment, we will modify the presentation in our statement of operations to report realized and unrealized gains and losses from derivatives in a single line item, providing in the notes to the financial statements further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses. Please see our existing detailed disclosure in the table on page F-24 itemizing the components of our realized derivative contract settlements and unrealized changes in fair value. With the Staff’s permission, we will, in future filings, combine realized and unrealized gains and losses from derivatives in a single line item and retain our detailed clarifying presentation of the individual components of realized and unrealized gains and losses in the notes to the financial statements. In addition, we propose to provide a table in Management’s Discussion and Analysis in future filings which details for each reporting period the amount of unrealized gain (loss) at the beginning of the period, the amount of gain (loss) realized during the period, the change in unrealized gain (loss) during the period and the amount of any unrealized loss at the end of the period for each type of derivative instrument employed by the Partnership. Accompanying this table will be an explanation of the market factors which led to the periodic realized and unrealized amounts.
     If you have any questions regarding the foregoing response or require additional information, please contact me at (432) 689-5200.
Sincerely,
/s/ Steven H. Pruett
Steven H. Pruett
President and Chief Financial Officer

cc:	William M. Morris, Chief Accounting Officer, Legacy Reserves GP, LLC Kevin Hubbard, BDO Seidman LLP Gislar Donnenberg, Andrews Kurth LLP